UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File No. 001-36565

INNOCOLL AG

(Translation of registrant’s name into English)

Innocoll Holdings plc
Unit 9, Block D
Monksland Business Park
Monksland, Athlone,
Co. Roscommon, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Extraordinary General Meeting of Shareholders

On December 24, 2015, Innocoll AG (the “Company”) mailed to its shareholders and posted to its website the Invitation to the Extraordinary General Meeting of the Company’s shareholders, which will be held in Munich, Germany, on January 30, 2016, to consider, among other things, a Merger Proposal (the “Merger Proposal”) between the Company and Innocoll Holdings plc, an Irish public limited company (“Innocoll Ireland”). Under the Merger Proposal, and subject to the conditions set forth in the Merger Proposal, the Company and Innocoll Ireland intend to effect a cross-border merger with the Company being the disappearing entity and Innocoll Ireland being the surviving entity in a merger by acquisition (the “Merger”). The Merger will result in Innocoll Ireland becoming the publicly-traded parent company and change the jurisdiction of organization of the Company from Germany to Ireland.

The invitation to the Extraordinary General Meeting is included herewith as Exhibit 99.1. A letter from the Chairman of the Company that accompanied the invitation is included herewith as Exhibit 99.2.

Additional Information

In connection with a proposed change in domicile and related Merger, Innocoll Holdings plc has filed with the SEC a registration statement on Form F-4 that includes a preliminary prospectus regarding the Merger, and each of the Company and Innocoll Holdings plc may be filing with the SEC other documents that contain other relevant materials in connection with the proposed change in domicile of the Company. Relevant materials will be mailed to the shareholders of the Company. INVESTORS ARE ADVISED TO READ THE PROSPECTUS CAREFULLY AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND ITS PROPOSED CHANGE IN DOMICILE. You may obtain a free copy of the prospectus and other relevant documents filed with the SEC from the SEC’s web site at www.sec.gov. You will also be able to obtain, without charge, a copy of the prospectus and other relevant documents by directing a request to Innocoll Holdings plc, Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland, telephone +353 (0) 90 6486834.

EXHIBITS

Exhibit Number	Description

99.1	Invitation to the Innocoll AG Extraordinary General Meeting of shareholders

99.2	Letter from the Chairman of Innocoll AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

	By:	/s/ Jose Carmona
		Name:	Jose Carmona
		Title:	Chief Financial Officer

Date: December 24, 2015